UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Kinder Morgan, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, par value $5 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     49455P
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 28, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      CUSIP No. 49455P                                                     13D                                          Page 2 of 21

------------------------------ --------------------------------------- ------------ ------------------------------------------------
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        1           NAME OF REPORTING PERSON:                          Richard D. Kinder
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                PF

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           23,994,827
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      23,994,827
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        23,994,827(1)

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [X] (2)

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           17.96%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

     (1) Amount in row 11 includes 250 shares held by Mr. Kinder for the account of his nephew.

     (2) Amount in row 11 does not include 5,173 shares owned by Mr. Kinder's wife.

------------------------------ --------------------------------------- ------------ ------------------------------------------------
      CUSIP No. 49455P                                                     13D                                          Page 3 of 21

------------------------------ --------------------------------------- ------------ ------------------------------------------------
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------------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Portcullis Partners, LP
                    I.R.S. IDENTIFICATION NO.                                       52-2339076
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Texas

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         916,000
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    916,000

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        916,000

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.69%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          PN

------------------- -------------------------------------------------- -------------------------------------------------------------

------------------------------ --------------------------------------- ------------ ------------------------------------------------
      CUSIP No. 49455P                                                     13D                                          Page 4 of 21

------------------------------ --------------------------------------- ------------ ------------------------------------------------
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------------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Portcullis G.P., LLC
                    I.R.S. IDENTIFICATION NO.                                       76-0690186
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              Texas

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         916,000
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    916,000

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        916,000

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.69%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          OO

------------------- -------------------------------------------------- -------------------------------------------------------------


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
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      CUSIP No. 49455P                                                     13D                                          Page 5 of 21

------------------------------ --------------------------------------- ------------ ------------------------------------------------
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------------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          William V. Morgan
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                AF

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           -0-
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         916,000
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      -0-
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    916,000

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        916,000

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.69%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

------------------------------ --------------------------------------- ------------ ------------------------------------------------
      CUSIP No. 49455P                                                     13D                                          Page 6 of 21

------------------------------ --------------------------------------- ------------ ------------------------------------------------
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------------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Michael C. Morgan
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           242,454
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      242,454
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        242,454(1)

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.18%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

     (1) Amount in row 11 includes 89,250 shares held in the Michael C. Morgan and Christine R. Morgan 2001 Investment Trust, a trust in which Mr. Morgan is both a beneficiary and a trustee.

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------------------------------ --------------------------------------- ------------ ------------------------------------------------
      CUSIP No. 49455P                                                     13D                                          Page 7 of 21

------------------------------ --------------------------------------- ------------ ------------------------------------------------
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------------------------------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          C. Park Shaper
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           351,949
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      351,949
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        351,949

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.26%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

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
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      CUSIP No. 49455P                                                     13D                                          Page 8 of 21

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        1           NAME OF REPORTING PERSON:                          Steven J. Kean
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           136,142
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      136,142
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        136,142

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.10%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

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
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      CUSIP No. 49455P                                                     13D                                          Page 9 of 21

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
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        1           NAME OF REPORTING PERSON:                          David D. Kinder
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           42,195
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      42,195
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        42,195

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [X](1)

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.03%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

     (1) Amount in row 11 does not include 250 shares owned by Mr. Kinder's son.

------------------------------ --------------------------------------- ------------ ------------------------------------------------
      CUSIP No. 49455P                                                     13D                                         Page 10 of 21

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
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        1           NAME OF REPORTING PERSON:                          Joseph Listengart
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           140,247
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      140,247
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        140,247

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.10%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

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      CUSIP No. 49455P                                                     13D                                         Page 11 of 21

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        1           NAME OF REPORTING PERSON:                          Kimberly A. Dang
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           33,834
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      33,834
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        33,834

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [ ]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.03%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

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      CUSIP No. 49455P                                                     13D                                         Page 12 of 21

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        1           NAME OF REPORTING PERSON:                          James E. Street
                    I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON (ENTITIES ONLY):
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (a) [_]
                                                                                                                             (b) [x]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                OO

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              United States

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           93,303
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      93,303
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        93,303

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [  ]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.07%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

     EXPLANATORY NOTES: This statement on Schedule 13D (this "Schedule 13D"), among other things, amends and supplements (1) the Schedule 13D originally filed by Richard D. Kinder on October 8, 1999 (re-filed on November 16, 1999) (the "Kinder Schedule 13D"), and (2) the Schedule 13D originally filed by Morgan Associates, Inc. (n/k/a Portcullis Holdings, Inc.) and William V. Morgan on October 8, 1999 (re-filed on November 16, 1999), as amended by Amendment No. 1 thereto on November 8, 1999 (re-filed on November 16, 1999) (the "Morgan
Schedule 13D"). Except as provided herein, this Schedule 13D does not modify any of the information previously reported on either such Schedule 13D or any amendment thereto.

     As described in the Proposal Letter discussed in Item 4 below, the Reporting Persons, along with GS Capital Partners V Fund, L.P. ("Goldman"), AIG Global Asset Management Holdings Corp. ("AIG"), Carlyle Partners IV, L.P. ("Carlyle"), Carlyle/Riverstone Energy Partners III, L.P. ("Carlyle/Riverstone" and, together with Goldman, AIG and Carlyle, their respective affiliates, or investment funds managed by Goldman, AIG, Carlyle and Carlyle/Riverstone, or their respective affiliates, the "Sponsors"), and Fayez Sarofim ("Mr. Sarofim") are participants in the Proposal (as defined in Item 4).

     As a result of the matters described in Item 4 below, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934 with the Sponsors and Mr. Sarofim. As a result, the Reporting Persons may be deemed to beneficially own any shares of common stock, par value $5.00 per share, of Kinder Morgan, Inc. ("KMI Common Stock") that may be beneficially owned by such persons. This Schedule 13D will be amended, or one or more additional statements on Schedule 13D will be filed, as necessary and appropriate to reflect shares of KMI Common Stock, if any, owned by the Sponsors and Mr. Sarofim. The Reporting Persons hereby disclaim beneficial ownership of any KMI Common Shares that may be beneficially owned by the Sponsors and Mr. Sarofim.

     ITEM 1. SECURITY AND ISSUER

     The class of equity to which this Schedule 13D relates is KMI Common Stock.

     Kinder Morgan, Inc. (formerly known as K N Energy, Inc.) (the "Issuer") is a Kansas corporation with its principal executive offices located at 500 Dallas Street, Suite 1000, Houston, Texas 77002.

     ITEM 2. IDENTITY AND BACKGROUND.

     (a) and (b) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Richard D. Kinder ("Mr. Richard Kinder"), (2) Portcullis Partners, LP, a Texas limited partnership ("Portcullis Partners"), (3) Portcullis G.P., LLC, a Texas limited liability company ("Portcullis GP"), (4) William V. Morgan ("Mr. William Morgan"), (5) Michael C. Morgan ("Mr. Michael Morgan"), (6) C. Park Shaper ("Mr. Shaper"), (7) Steven J. Kean ("Mr. Kean"), (8) David D. Kinder ("Mr. David Kinder"), (9) Joseph Listengart ("Mr. Listengart"), (10) Kimberly A. Dang ("Ms. Dang") and

(11) James E. Street ("Mr. Street"). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

     The business address of each of Mr. Richard Kinder, Mr. Shaper, Mr. Kean, Mr. David Kinder, Mr. Listengart, Ms. Dang and Mr. Street is 500 Dallas Street, Suite 1000, Houston, Texas 77002.

     The address of the principal business offices of Portcullis Partners and Portcullis GP and the business address of Mr. William Morgan is 5 Post Oak Park, 4400 Post Oak Parkway, Suite 1450, Houston, Texas 77027. Portcullis GP is the general partner of Portcullis Partners. Mr. William Morgan is the sole manager of Portcullis GP.

     The business address of Mr. Michael Morgan is 5 Post Oak Park, 4400 Post Oak Parkway, Suite 1450, Houston, Texas 77027.

     (c) The present principal occupation of Mr. Richard Kinder is Chairman of the Board and Chief Executive Officer of the Issuer and certain of its affiliates. The present principal occupation of Mr. William Morgan is Chairman of Portcullis Partners. The present principal occupation of Mr. Michael Morgan is President and Chief Executive Officer of Portcullis Partners. The present principal occupation of Mr. Shaper is President of the Issuer and certain of its affiliates. The present principal occupation of Mr. Kean is Executive Vice President and Chief Operating Officer of the Issuer and certain of its affiliates. The present principal occupation of Mr. David Kinder is Vice President of Corporate Development and Treasurer of the Issuer and certain of its affiliates. The present principal occupation of Mr. Listengart is Vice President, General Counsel and Secretary of the Issuer and certain of its affiliates. The present principal occupation of Ms. Dang is Chief Financial Officer and Vice President, Investor Relations of the Issuer and certain of its affiliates. The present principal occupation of Mr. Street is Vice President, Human Resources of the Issuer and certain of its affiliates.

     Portcullis Partners and Portcullis GP are principally engaged in the business of investment management for its own account.

     (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Richard Kinder, Mr. William Morgan, Mr. Michael Morgan, Mr. Shaper, Mr. Kean, Mr. David Kinder, Mr. Listengart, Ms. Dang and Mr. Street are all United States citizens.

     This Item 2 shall be deemed to amend and restate Item 2 of each of the Kinder Schedule 13D and the Morgan Schedule 13D in its entirety.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of KMI Common Stock that each of Mr. Michael Morgan, Mr. Shaper, Mr. Kean, Mr. David Kinder, Mr. Listengart, Ms. Dang and Mr. Street beneficially own were acquired through open market purchases using personal or other funds, through each of such person's service as an officer or director of the Issuer or through purchases in private transactions. Portcullis Partners and Portcullis GP beneficially own their shares of KMI Common Stock as successors to Morgan Associates, Inc., which acquired its shares as set forth in the Morgan Schedule 13D.\

     With respect to the proposed transaction described in Item 4 of this
Schedule 13D (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds necessary to consummate the transaction would consist of the following: (i) approximately $2.8 billion in equity (based on the proposed Offer Price (as defined in Item 4)) being rolled-over in the acquisition by the Reporting Persons and certain other specified persons; (ii) approximately $4.5 billion of new equity financing that would be provided by the Sponsors; and (iii) approximately $14.5 billion of debt that would either remain outstanding or be incurred in connection with the transaction as further described in Item 4 and the Proposal Letter and the Debt Financing Letter (each as defined in Item 4).

     The information set forth in response to this Item 3 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letter, which are incorporated herein by reference.

     The information set forth in this Item 3 shall be deemed to supplement Item 3 of each of the Kinder Schedule 13D and the Morgan Schedule 13D.

     ITEM 4. PURPOSE OF TRANSACTION.

     As set forth in a letter dated May 28, 2006 (the "Proposal Letter"), Mr. Richard Kinder and the Sponsors have submitted to the Issuer's Board of Directors (the "Board of Directors") a proposal to acquire all of the outstanding KMI Common Stock (the "Proposal"), except for certain shares of KMI Common Stock held by the Reporting Persons and certain other specified persons expected to be rolled-over in the acquisition. Each of the Reporting Persons intend to participate in the Proposal. A copy of the Proposal Letter is being filed herewith as Exhibit 7.02.

     The Proposal contemplates that the transaction would be effected through a merger of a new acquisition corporation to be formed by the Reporting Persons and the Sponsors ("Acquisition Corp.") with and into the Issuer. Mr. Richard Kinder intends to roll-over all of his KMI Common Stock in the acquisition. The other Reporting Persons (except for Portcullis Partners and Mr. Michael Morgan) intend to roll-over all or a substantial portion of their KMI Common Stock in the acquisition. Portcullis Partners and Mr. Michael Morgan intend to collectively roll-over 600,000 shares of KMI Common Stock. The KMI Common Stock of the Reporting Persons and certain other specified persons that would be rolled-over in the acquisition would be contributed to a parent entity of Acquisition Corp. immediately prior to the merger in exchange for equity interests in such parent entity. All of the other KMI Common Stock (including the shares of KMI Common Stock held by the Reporting Persons and not contributed to the parent entity of Acquisition Corp. as described above) would be converted into the right to receive a cash payment equal to $100 per share (the "Offer Price"). If such merger is consummated, the KMI Common Stock will no longer be traded on the New York Stock Exchange and the registration of the KMI Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, will be terminated. The Board of Directors has formed a special committee of independent directors (the "Special Committee") to consider the terms of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

Stock will no longer be traded on the New York Stock Exchange and the registration of the KMI Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, will be terminated. The Board of Directors has formed a special committee of independent directors (the "Special Committee") to consider the terms of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

     On May 29, 2006, a press release related to the Proposal was issued by Mr. Richard Kinder and the Sponsors. A copy of the press release is being filed herewith as Exhibit 7.03.

     To finance the Proposal, Mr. Richard Kinder and the Sponsors have received a letter from Goldman Sachs Credit Partners L.P., stating that Goldman Sachs Credit Partners L.P. is "highly confident" that it can obtain the required debt financing (the "Debt Financing Letter"). A copy of the Debt Financing Letter was furnished to the Board of Directors in connection with the Proposal and is being filed herewith as Exhibit 7.04. In addition, approximately $4.5 billion of equity financing would be provided by the Sponsors. The Reporting Persons expect that executed debt and equity commitment letters will be delivered from their financing sources prior to the execution of definitive agreements related to the proposed merger.

     Except as otherwise provided herein, with respect to the Proposal or any matters related thereto, the Reporting Persons' intent is to be purchasers of shares of KMI Common Stock of the Issuer not already owned by them and not sellers of shares of KMI Common Stock owned by them.

     The foregoing is a summary of the Proposal and should not be construed as an offer to purchase shares of KMI Common Stock. A proxy statement will be distributed to stockholders of the Issuer if and when definitive documentation is entered into by the Issuer and all other appropriate parties. Stockholders should read the Issuer's proxy statement and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed merger. Stockholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or their respective affiliates with respect to the Proposal and the proposed merger, free of charge at the SEC's web site, www.sec.gov.

     Other than as set forth herein or in the Proposal Letter and the Debt Financing Letter, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of
Schedule 13D. However, if the Proposal is not consummated for any reason, the Reporting Persons intend to review continuously the Issuer's business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their respective ownership of KMI Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, but, except as otherwise provided herein, the Reporting Persons currently have no intention of selling any shares of KMI Common Stock.

     No guarantees can be given that the proposed merger will be consummated. No binding obligation on the part of the Issuer or any of the Reporting Persons or the Sponsors shall arise with respect to the proposed merger unless and until mutually acceptable definitive documentation has been executed and delivered.

     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letter, which are incorporated herein by reference.

     The information set forth in this Item 4 shall be deemed to supplement Item 4 of each of the Kinder Schedule 13D and the Morgan Schedule 13D.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) The respective percentages set forth below are based on 133,630,376 shares of the KMI Common Stock outstanding as of March 1, 2006 and the respective options beneficially held by each Reporting Person, as appropriate.

     By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the KMI Common Stock beneficially owned by the members of the group as a whole. As of May 30, 2006, the Reporting Persons beneficially owned in the aggregate 25,950,951 shares of KMI Common Stock, which represents approximately 19.36% of the outstanding KMI Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by any other members of such group, except Mr. William Morgan does not disclaim beneficial ownership of shares held by Portcullis GP and Portcullis Partners and Portcullis GP does not disclaim beneficial ownership of shares held by Portcullis Partners.

     Mr. Richard Kinder has direct beneficial ownership of 23,994,577 shares of KMI Common Stock. Additionally, Mr. Richard Kinder may be deemed to beneficially own an additional 250 shares of KMI Common Stock held by Mr. Richard Kinder for the account of his nephew; Mr. Richard Kinder disclaims any and all beneficial or pecuniary interest in such 250 shares. These 250 shares, together with the 23,994,577 shares of KMI Common Stock for which Mr. Richard Kinder has direct beneficial ownership, represent approximately 17.96% of the outstanding KMI Common Stock. Mr. Richard Kinder's wife holds 5,173 shares of KMI Common Stock; such shares are not included in the number of shares beneficially owned by Mr. Richard Kinder set forth above, and Mr. Richard Kinder disclaims any and all beneficial or pecuniary interest in such shares.

     Portcullis Partners has direct beneficial ownership of 916,000 shares of KMI Common Stock, which represents approximately 0.69% of the outstanding KMI Common Stock. Portcullis GP, as the general partner of Portcullis Partners, and Mr. William Morgan, as the sole manager of Portcullis GP, may be deemed own and thereby share voting and dispositive power over the KMI Common Stock shares described herein held by Portcullis Partners.

     Mr. Michael Morgan has direct beneficial ownership of 242,454 shares of KMI Common Stock, which represents approximately 0.18% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 5,000 shares currently exercisable or exercisable within 60 days of May 30,

2006, (ii) 24,933 restricted shares and (iii) 89,250 shares held in the Michael
C. Morgan and Christine R. Morgan 2001 Investment Trust, a trust in which Mr. Michael Morgan is both a beneficiary and a trustee.

     Mr. Shaper has direct beneficial ownership of 351,949 shares of KMI Common Stock, which represents approximately 0.26% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 220,000 shares currently exercisable or exercisable within 60 days of May 30, 2006 and
(ii) 110,000 restricted shares.

     Mr. Kean has direct beneficial ownership of 136,142 shares of KMI Common Stock, which represents approximately 0.10% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 47,500 shares currently exercisable or exercisable within 60 days of May 30, 2006 and
(ii) 78,000 restricted shares.

     Mr. David Kinder has direct beneficial ownership of 42,195 shares of KMI Common Stock, which represents approximately 0.03% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 20,600 shares currently exercisable or exercisable within 60 days of May 30, 2006 and (ii) 19,500 restricted shares. Mr. David Kinder's son holds 250 shares of KMI Common Stock; such shares are not included in the number of shares beneficially owned by Mr. David Kinder set forth above, and Mr. David Kinder disclaims any and all beneficial or pecuniary interest in such shares.

     Mr. Listengart has direct beneficial ownership of 140,247 shares of KMI Common Stock, which represents approximately 0.10% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 56,300 shares currently exercisable or exercisable within 60 days of May 30, 2006 and (ii) 70,000 restricted shares.

     Ms. Dang has direct beneficial ownership of 33,834 shares of KMI Common Stock, which represents approximately 0.03% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 24,750 shares currently exercisable or exercisable within 60 days of May 30, 2006 and
(ii) 8,000 restricted shares.

     Mr. Street has direct beneficial ownership of 93,303 shares of KMI Common Stock, which represents approximately 0.07% of the outstanding KMI Common Stock. The aggregate number set forth above includes (i) options to purchase 38,400 shares currently exercisable or exercisable within 60 days of May 30, 2006 and
(ii) 40,000 restricted shares.

     The Cover Pages of this Schedule 13D are incorporated herein by reference.

     As a result of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934 with the Sponsors and Mr. Sarofim. As a result, the Reporting Persons may be deemed to beneficially own any shares of KMI Common Stock that may be beneficially owned by such persons. This Schedule 13D will be amended, or one or more additional statements on Schedule 13D will be filed, as necessary and appropriate to reflect shares of KMI Common Stock, if any, owned by the Sponsors and Mr. Sarofim. The Reporting Persons hereby disclaim beneficial ownership of any shares of KMI Common Stock that may be beneficially owned by the Sponsors and Mr. Sarofim.

     (c) Except as set forth herein, the Reporting Persons have not effected any transactions in KMI Common Stock in the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

     This Item 5 shall be deemed to amend and restate Item 5 of each of the Kinder Schedule 13D and the Morgan Schedule 13D in its entirety.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

     The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letter, which are incorporated herein by reference.

     The information set forth in this Item 6 shall be deemed to supplement Item 6 of each of the Kinder Schedule 13D and the Morgan Schedule 13D.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.01. Joint Filing Agreement by and among the Reporting Persons, dated as of May 30, 2006.

     Exhibit 7.02. Proposal Letter to the Board of Directors of Kinder Morgan, Inc., dated May 28, 2006.

     Exhibit 7.03.    Press Release, dated May 29, 2006.

     Exhibit 7.04 Debt Financing Highly Confident Letter, dated May 28, 2006, from Goldman Sachs Credit Partners L.P.

                                   Signatures

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D with respect to such person is true, complete and correct.


                                    Dated: May 30, 2006


                                    /S/ RICHARD D. KINDER
                                    ---------------------------------------
                                    RICHARD D. KINDER



                                    /S/ C. PARK SHAPER
                                    ---------------------------------------
                                    C. PARK SHAPER



                                    /S/ STEVEN J. KEAN
                                    ---------------------------------------
                                    STEVEN J. KEAN



                                    /S/ DAVID D. KINDER
                                    ---------------------------------------
                                    DAVID D. KINDER



                                    /S/ JOSEPH LISTENGART
                                    ---------------------------------------
                                    JOSEPH LISTENGART



                                    /S/ KIMBERLY A. DANG
                                    ---------------------------------------
                                    KIMBERLY A. DANG



                                    /S/ JAMES E. STREET
                                    ---------------------------------------
                                    JAMES E. STREET

                                    PORTCULLIS PARTNERS, LP

                                    BY:  PORTCULLIS G.P., LLC


                                    BY: /S/ WILLIAM V. MORGAN
                                        --------------------------------
                                        WILLIAM V. MORGAN
                                        MANAGER


                                    PORTCULLIS G.P., LLC


                                    BY: /S/ WILLIAM V. MORGAN
                                        WILLIAM V. MORGAN
                                        --------------------------------
                                        MANAGER


                                    /S/ WILLIAM V. MORGAN
                                    ---------------------------------------
                                    WILLIAM V. MORGAN


                                    /S/ MICHEL C. MORGAN
                                    ---------------------------------------
                                    MICHAEL C. MORGAN